Exhibit 23.1
Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (Nos. 333-160887, 333‑84374, 333-84372, 033-62003) on Form S-8 and No. 333-207747 on Form S-3 of Tennant Company our reports dated March 29, 2017, with respect to the consolidated balance sheets of IPC Cleaning S.p.A. and its subsidiaries as of December 31, 2016, 2015 and 2014, and the related consolidated income statements, statements of comprehensive income, cash flow statements and statements of changes in consolidated group shareholders’ equity, for each of the years in the three-year period ended December 31, 2016, which reports appear in the Form 8-K of Tennant Company dated April 6, 2017. Our reports dated March 29, 2017 contain an explanatory paragraph that describes a correction of an error.

/s/ KPMG S.p.A.
Padua, Italy
April 7, 2017